DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker-dealer organized under the laws of the state of Georgia that began business in March 1995. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company provides market support and product placement services on behalf of certain insurance carriers that issue variable securities products. The Company is a "sub-wholesaler" for issuers of variable life and variable annuity products.

Basis of Presentation: The accompanying financial statements include the accounts of the Company and a wholly-owned subsidiary that was inactive during 2015. The Company is engaged in a single line of business as a securities broker-dealer. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review – Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $358,164, which was $353,164 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .00 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute investment transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with a related company owned by the Company's stockholder. The related company provides the Company with administrative staff, office space and related operating expenses in exchange for fees. The office facilities occupied by the related company that are shared with the Company are leased from the common stockholder. Fees are payable monthly in amounts sufficient to cover costs incurred by the related party considered allocable to the Company. Fees under the agreement for 2015 were approximately $72,866.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – CONCENTRATION

Most of the Company's revenues were earned from brokers who were introduced to the Company by a related party, which is an insurance agency (See Note D).

NOTE F – CONTINGENCIES

The Company is exposed to litigation in the normal course of business. There is no litigation in progress at December 31, 2015.